SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 20 September 2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






September 20, 2006

              BP PLANS $3 BILLION PROJECT TO REFINE MORE CANADIAN
                     HEAVY CRUDE OIL IN THE U.S. MIDWEST


Investment at Whiting, Indiana refinery also brings potential to add about 1.7 million US gallons per day of motor fuels

Whiting, Indiana -- BP announced today that it has entered the final planning stage of a $3 billion investment in Canadian heavy crude oil processing at its Whiting Refinery located in northwest Indiana.

BP America Inc. Chairman and President Bob Malone said the company intends to reconfigure its Whiting Refinery so most of its feedstock can be heavy Canadian crude oil. Reconfiguring the refinery also has the potential to increase its production of motor fuels by about 15 percent, which is about 1.7 million additional gallons of gasoline and diesel per day.

"BP is pleased to invest in a project important to the economies of both the United States and Canada," Malone said. "BP's investment increases the diversity and security of oil supplies that can be refined into gasoline, diesel and other petroleum products in demand by consumers in the Midwestern United States. It also provides a significant market for Canada's abundant heavy crude oil resources."

The Whiting Refinery currently produces about 4.5 billion gallons of transportation fuels each year, enough to supply more than 5 million vehicles. "After our investment, the refinery will have the potential to supply motor fuels to about 6 million automobiles," Malone said.

Construction of the project is tentatively scheduled to begin in 2007 and be completed by 2011, pending regulatory approvals.

Speaking at a briefing held today in Indiana with Indiana Governor Mitch Daniels and other government and business leaders, BP's Group Vice President for Refining Mike Hoffman said the Whiting Refinery is optimally located in the U.S. Midwest and has substantial capacity for reconfiguration as well as effective infrastructure to support this project.

"The planned investment will modernize the refinery with equipment of significant size and scale and competitively reposition it as a top tier refinery well into the future," Hoffman explained. "Following our most recent review of project plans, BP is proceeding with detailed engineering, permitting and procurement to progress this project to construction by the end of next year."

"During this final planning period, we will continue to detail and align construction and refinery operations plans to ensure both are conducted safely," Hoffman said. "We also will conduct a rigorous inspection program to ensure that replacement and reconfigured equipment meets or exceeds industry standards and our expectations for ongoing integrity and reliability of refinery operations."

"We appreciate BP's choice of Indiana for this massive, landmark project," said Governor Daniels. "In capital investment this is the largest we've had, and more construction workers will be hired for this project than to build the new Indiana Stadium and Convention Center. The eyes of the whole state are on Northwest Indiana today, as they should be. This marks another huge step in Indiana's economic comeback."

The project will increase capacity for coking, hydrogen production, hydrotreating and sulfur recovery. The replacement processing units and enhancements to existing refinery units will increase Canadian heavy crude oil processing capability by about 260,000 barrels per day.

Hoffman reported that BP continues to make progress to complete agreements with providers for heavy oil production, pipeline access, engineering, procurement and construction.

Dan Sajkowski, BP Whiting Refinery Manager and Vice President of BP Products North America Inc., said the company's planned investment is expected to create jobs for approximately 2,500 workers during the peak of its three-year construction phase and 60 to 80 permanent full-time employees to operate enhanced processing units and other refinery improvements.

"We are fortunate that Northwest Indiana has an experienced workforce that can support a major construction project such as the one we have planned," Sajkowski said.

State and local government support of economic development and infrastructure improvement also enables this investment in Indiana, according to Sajkowski. "We appreciate the attractive business environment provided by the State of Indiana and the cities of East Chicago, Hammond and Whiting."

BP is one of the world's largest oil and gas companies, serving about 13 million customers every day in more than 100 countries across six continents. BP's business segments are Exploration and Production; Refining and Marketing; and Gas, Power and Renewables, which includes its Alternative Energy business. Through these business segments, BP provides fuel for transportation, energy for heat and light, retail services, and petrochemicals products. For more information, visit www.bp.com.

Notes to Editors:

   -BP owns or has part ownership in 19 refineries worldwide with an operating share of 2.8 million barrels of crude oil per day distillation capacity. Of these refineries, five are in the United States with about 1.5 million barrels a day; nine are in Europe with about 900,000 barrels a day; and five are in other parts of the world with about 400,000 barrels a day. BP also has access to five other refineries in Russia and the former Soviet Union through its joint venture with TNK.

   -BP's US refineries are located in Carson, California, (260,000 bpd);
    Cherry Point, Washington (232,000 bpd); Texas City, Texas, (470,000 bpd); Toledo, Ohio (155,000 bpd) and Whiting, Indiana (405,000 bpd).

   -The proposed Whiting Canadian extra heavy oil project includes installing the following major process units and upgrades to existing equipment:

   -A world-scale coking unit, a revamped crude distillation unit and petroleum coke handling facilities that triple resid conversion capacity

   -A hydrogen production plant

   -A gas oil hydrotreater and revamped existing hydrotreaters to maintain compliance with sulfur specifications for fuels

   -Sulfur recovery facilities

   -Refinery infrastructure facilities to support the additional heavy crude oil processing

Media enquiries:

Scott Dean, BP Press Relations, Chicago office: 630-821-3212
Hejdi Feick, BP Canada Public Affairs, Calgary office: 403-233-1033 Wendy Silcock, BP Press Relations, London office: 44-20-7496-4358
Weston Sedgwick, Indiana Economic Development Corporation: 317-232-8873

- ENDS -




                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 20 September 2006                      /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary